SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: September 27, 2000



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




               Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  |X|   Form 20-F                  |_|   Form 40-F


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      |_|   Yes                    |X|   No


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               Not applicable.

               This Form 6-K consists of a press release issued by Biora AB on September 27, 2000 regarding Biora increasing its focus on the dental market.



Press release from Biora AB (publ), September 27, 2000

FOR IMMEDIATE RELEASE

NO 12/00

BIORA INCREASES ITS FOCUS ON THE DENTAL MARKET

MALMO, SWEDEN, SEPTEMBER 27, 2000 - Biora AB (NASDAQ: BIORY, SSE: BIOR) announces today that as a step in refining the biotech company, Biora AB is evaluating different options including selling off the BioEx part of its R&D portfolio. The company will concentrate on indications relating to the oral cavity.

In a commentary, Biora's President and CEO, Rickard Soderberg says:

- "As we presented in our six month report, we have already begun financing portions of our R&D activities, that we call BioEx, using external resources. The conditional loan of 15 million SEK from Industrifonden for the project 'Extra oral use of Emdogain for wound healing' was a first step within the framework of our new strategy. We are also evaluating other opportunities to reduce the company's future development costs, for example partnership with a suitable pharmaceutical company that can take BioEx' research results to the market."


Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

------------------------------------------------------------------------------
FOR FURTHER INFORMATION, PLEASE CONTACT:
-       Rickard Soderberg, President and CEO of Biora, tel: +46 (0) 703 36 13 59
-       Elisabeth Lavers, Biora US-investor relations, tel: +1 203 977 7797


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          BIORA AB


Dated:  September 27, 2000                By:  /s/  Anders Agering
                                               -------------------------------
                                               Anders Agering
                                               Chief Financial Officer